[JONES DAY LETTERHEAD]

July 12, 2017
Ms. Jennifer Thompson
Accounting Branch
Chief Officer of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Re:    Macy’s, Inc.
    Form 10-K for the Fiscal Year Ended January 28, 2017
    Filed March 29, 2017
    File No. 1-13536
Dear Ms. Thompson:
On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated July 5, 2017 containing comments of the staff (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced filing.
The text of the Staff’s comments and the Company’s responses are set forth below.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Important Information Regarding Non-GAAP Financial Measures, page 20

1.
We note that the 2016 Overview on page 19 consists primarily of non-GAAP measures and does not quantify or give prominence to the most directly comparable GAAP measures. We further note your presentation of GAAP results does not begin until page 24. Please revise to ensure that any overview of financial results that contains non-GAAP measures also quantifies and gives prominence to the most directly comparable GAAP measures. Additionally, revise your presentation so that disclosures provided in response to Item 10(e) of Regulation S-K are not given greater prominence than your analysis of GAAP results. Refer to Item 10(e)(1)(i)(A) of

July 12, 2017

Regulation S-K and Question 102.10 of the May 17, 2016 Non-GAAP Financial Measures C&DIs.
Response: In response to the Staff’s comment, the Company advises the Staff that it carefully evaluates the presentation of its disclosures in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the May 17, 2016 Non-GAAP Financial Measures C&DIs. When evaluating the presentation of both GAAP and non-GAAP financial measures, the Company considers the relevant filing as a whole and attempts to avoid duplication of disclosures and financial information to prevent investor confusion, particularly when substantially similar disclosures are provided in an adjacent section of the filing. Specifically in consideration of the principle of equal or greater prominence of GAAP measures discussed in Question 102.10, the Company carefully considered whether the comparable GAAP measures were disclosed or presented prior to the related non-GAAP financial measure. With respect to the non-GAAP financial measures discussed in the “2016 Overview” on page 19 of the Company’s Form 10-K, the Company respectfully advises the Staff that the following relevant fiscal 2016 GAAP financial measures are included in the section immediately preceding MD&A on page 16 under “Item 6. Selected Financial Data”:

•	Net sales

•	Operating income

•	Net income

•	Diluted earnings per share attributable to Macy’s, Inc. shareholders
In contemplation of the specific GAAP and/or non-GAAP financial measures included in the “2016 Overview”, the Company’s considerations applicable to the principle of equal or greater prominence of GAAP financial measures were as follows:

•
Change in Comparable Sales on an Owned plus Licensed Basis: Comparable sales on an owned basis are provided in the respective bullet point on page 19 immediately preceding the Company’s non-GAAP financial measure of comparable sales on an owned plus licensed basis. The reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure and other disclosures required by Item 10(e) of Regulation S-K are included on page 21.

•
Operating Income, Excluding Certain Items, as a Percent to Net Sales: Net sales and operating income are provided on page 16 under “Item 6. Selected Financial Data” and the reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure and other disclosures required by Item 10(e) of Regulation S-K are included on page 21. Although operating income as a percent of net sales is not specifically presented on page 16, such presentation was

July 12, 2017

deemed unnecessary given the simplistic and straightforward nature of the calculation and the fact that the components necessary for the calculation are presented on the same page.

•
Diluted Earnings Per Share Attributable to Macy’s, Inc. Shareholders, Excluding Certain Items: Diluted earnings per share attributable to Macy’s, Inc. shareholders is provided on page 16 under “Item 6. Selected Financial Data” and the reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure and other disclosures required by Item 10(e) of Regulation S-K are included on page 22.

•
Adjusted EBITDA as a Percent to Net Sales: Net sales and net income are provided on page 16 under “Item 6. Selected Financial Data” and the reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure and other disclosures required by Item 10(e) of Regulation S-K are included on page 22. Although net income as a percent of net sales is not specifically presented on page 16, such presentation was deemed unnecessary given the simplistic and straightforward nature of the calculation and the fact that the components necessary for the calculation are presented on the same page.

•
ROIC: Although this financial measure is not defined by GAAP, it is a key financial metric utilized by both the Company and the retail industry as a whole to evaluate the efficiency of invested capital. This measure is deemed by management to be a key financial measure to include in MD&A as it is used by management in its analysis of the Company’s business. As detailed on page 23 and discussed in our previous SEC comment letter response dated June 25, 2013, the most directly comparable GAAP measure for ROIC is operating income as a percent to property and equipment – net. In future filings, the Company will disclose both property and equipment – net and operating income prior to the disclosure of ROIC to enable financial statement users to calculate operating income as a percent to property and equipment – net.

In addition, in light of the Staff’s comment and review of Question 102.10, the Company advises the Staff that in future filings the Company will revise its presentation so that the disclosures provided in response to Item 10(e) of Regulation S-K are moved after the disclosures under “Results of Operations” in MD&A.

2.
Please refer to your calculation of operating income, excluding certain items; diluted earnings per share attributable to Macy’s, Inc. shareholders, excluding certain items; adjusted EBITDA; and adjusted operating income

July 12, 2017

as calculated for ROIC. Based on your disclosures on page 20, it appears you believe it is useful to investors to adjust these metrics for certain items that may vary substantially in frequency and magnitude from period to period as it promotes comparability of your performance across time. However, we note that you have only removed the impact of items that had a negative impact on your profitability, and you have not also removed the impact of items that may vary substantially in frequency and magnitude from period to period that had a positive impact on your profitability. As one example, we note that gains on the sales of store locations and certain properties were $209 million, $212 million, $92 million, and $79 million in fiscal 2016, 2015, 2014 and 2013, respectively, and have not been removed from your non-GAAP measures. Refer to Question 100.03 of the May 17, 2016 Non-GAAP Financial Measures C&DIs, and explain to us in detail how you determined it was appropriate to adjust these metrics solely for items that have a negative impact on your profitability.
Response: In response to the Staff’s comment, the Company advises the Staff that it carefully evaluates both negative and positive amounts in determining the appropriateness of the adjustments included in the aforementioned non-GAAP measures in accordance with the principals set forth in Question 100.03 of the May 17, 2016 Non-GAAP Financial Measures C&DIs. The Company believes that its calculations represent consistent and balanced approaches to adjust for the impact of discrete transactions or items that vary in frequency and magnitude from period to period. In determining the appropriateness of the transactions or items excluded in the aforementioned non-GAAP financial measures, a key consideration is whether such transaction or item is associated with the Company’s core operations in order to ensure that the non-GAAP financial information is relevant and meaningful to users of the Company’s financial information.
The monetization of the Company’s real estate portfolio has been identified as a strategic business initiative and therefore is a key component of the Company’s current operating results. As such, excluding any gains or losses related to the sale of the Company’s store locations and certain other properties would be tantamount to excluding income/losses related to a key component of the Company’s business strategy and would result in the disclosure of financial measures that are neither relevant nor useful to users of the Company’s financial information. In contrast, impairments, store closing and other costs are excluded from the aforementioned non-GAAP financial measures, because such amounts are primarily associated with operations (i.e., store locations) that are not core to the Company’s on-going business.
The Company has and will continue to evaluate the specific gains and losses from the sales of store locations and will exclude those material gains and losses associated with store locations that have been closed due to the determination that such location was not core to the

July 12, 2017

Company’s operations. In addition, to the extent material or appropriate, the Company will continue to present historical and anticipated gains on real estate transactions in the Company’s earnings guidance and in supplemental disclosure in the Company’s MD&A.
In light of the Staff’s comment and the discussion above, in future filings the Company will enhance its disclosure addressing the relevance and usefulness of the Company’s non-GAAP financial measures as follows:
Management believes that excluding certain items that are not associated with the Company’s core operations and that may vary substantially in frequency and magnitude period-to-period from diluted earnings per share attributable to Macy's, Inc. shareholders and from operating income and EBITDA as percentages to sales provides useful supplemental measures that assist in evaluating the Company's ability to generate earnings and leverage sales, respectively, and to more readily compare these metrics between past and future periods.

* * * * * * *
If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-5148, or by facsimile at (214) 969-5100.
Very truly yours,
/s/ Charles T. Haag

cc:    Karen Hoguet, Macy’s, Inc.
Felicia Williams, Macy’s, Inc.
Elisa Garcia, Macy’s, Inc.
Ann Steines, Macy’s, Inc.
Steve Watts, Macy’s, Inc.
John Atkinson, KPMG LLP
NAI-1502828601v4